September 21, 2006

John M. Kelly
President and Director
Man Investments (USA) Corp.
123 North Wacker Drive, 28th Floor
Chicago, IL 60606

Re: **Man-AHL 130, LLC**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed on August 24, 2006
        File No. 333-126172

Dear Mr. Kelly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The staff of the Division of Investment Management has no further comments on the status of Man-AHL 130 LLC ("Man-AHL") as an investment company under the Investment Company Act of 1940 ("1940 Act"); however, this should not be construed as a statement by the staff that Man-AHL is not an investment company. Man-AHL remains responsible for monitoring the extent to which the company is investing, reinvesting or trading in securities and the effect such activities may have on the status of Man-AHL as an investment company under section 3(a)(1) of the 1940 Act.

2.   We note your new cover page disclosure that the managing member has committed to purchase up to $15,000,000 of Class A Units and in any event "anticipates" purchasing in excess of the minimum number of Class A Units necessary for the offering of those units to proceed. Please revise throughout for consistency regarding whether the managing member "will" or "may" make such a commitment. In addition, please provide us with your analysis as to why you do not believe an offer and sale of the units to the managing member has already been made or, if such offer and sale has been made, the exemption from registration you are relying upon in connection with the offer and sale.

3.   In light of the apparent intention of the managing member to immediately purchase sufficient units to allow the pool to commence operations, please advise us as to why the offering remains a minimum/maximum offering instead of a best-efforts, no minimum offering. Specifically, it appears that the escrow provisions will not be available for any purchasers in the offering, and the disclosure of such escrow provisions may imply otherwise. Please revise your disclosure in all locations where the escrow provisions are discussed to make clear that investors will not have the benefit of the escrow protections in light of the managing members' commitment/intention to purchase a sufficient number of units to allow the pool to commence trading immediately. Alternatively, revise to state that the offering is not a minimum/maximum offering, but instead a no minimum offering.

Summary, page 1

The Offering, page 3

4.   We note your new disclosure in the first paragraph under this heading that the managing member will leave its investment in Man-Ahl "for at least a year and thereafter will withdraw such assets only if sufficient assets exist for Man-Ahl 130 to continue trading." Please provide more details regarding the mechanisms related to the potential "withdraw" described, including whether it will occur via your standard redemption policy. We note that redemptions are capped at 15 percent per month. Please discuss whether redemptions from the managing member may have the effect of limiting the ability of other investors to affect redemptions in light of this cap.

5.   Please discuss what factors the managing member will take into account in determining whether sufficient assets remain to continue trading. In addition, indicate whether investors will be notified and, if so, in what manner, if the managing owner determines to dispose of its investment in the pool.

Breakeven Table, page 8

6.   We refer to footnote (5) where you have combined the Sub-Fund Management
       Fees, the Sub-Fund Performance Fees and the Sub-Fund Transaction Costs.
       Please advise us as to why these estimated expenses decreased substantially since
       your last amendment. Specifically, in the aggregate, these expenses were 1.35%
       rather than 0.80%. Please revise or advise.

Clearing Broker

7.   Refer to the disclosure in the fifth paragraph under this heading. Please describe
       the basis of the claims disclosed under this heading.

Financial Statements and Notes

MAN-AHL 130, LLC

8.   Please advise us why you have presented interim financial statements for a four
       month period ending July 31, 2006 instead of a three month quarterly period, or
       revise accordingly.

Man Investments (USA) Corp.

Report of Independent Auditors

9.   Please revise the audit report to reflect the signature of the auditor and indicate the
       city and state where the audit opinion was issued.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely LaMothe, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
       James B. Biery, Esq. (*via facsimile*)
       Sidley Austin Brown & Wood LLP